Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2017	2016 (1)	2015	2014 (2)	2013 (3)
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$7.8	$(147.3)	$129.2	$(78.8)	$(25.1)
Interest expense on debt	2.3	3.0	1.6	1.2	3.2
Interest portion of rental expense	1.2	1.1	.7	.6	.5
Earnings (loss)	$11.3	$(143.2)	$131.5	$(77.0)	$(21.4)
Interest expense on debt	$2.3	$3.0	$1.6	$1.2	$3.2
Interest portion of rental expense	1.2	1.1	.7	.6	.5
Fixed charges	$3.5	$4.1	$2.3	$1.8	$3.7
Ratio of earnings to fixed charges	3.2	(34.9)	57.2	(42.8)	(5.8)
(1) Earnings were inadequate to cover fixed charges by $147.3 for the year ended December 31, 2016.
(2) Earnings were inadequate to cover fixed charges by $78.8 for the year ended December 31, 2014.
(3) Earnings were inadequate to cover fixed charges by $25.1 for the year ended December 31, 2013.